

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 28, 2024

Eva Renee Barnett
Chief Financial Officer
Immunovant, Inc.
320 West 37th Street
New York, NY 10018

Re: Immunovant, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2023
Filed May 22, 2023
File No. 001-38906

Dear Eva Renee Barnett:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences